24 September 2019

ASX ANNOUNCEMENT

Mission NewEnergy Limited (ASX: MBT, OTC: MNELF) is pleased to announce that pursuant to the planned Reverse Takeover (RTO) by Pilbara Metals Group (PMG) as announced on 12 July 2019, MBT and PMG have signed the Implementation Agreement and have lodged a draft Shareholders Notice of Meeting (NOM) with the Australian Securities Exchange (ASX) for review. Upon confirmation from the ASX that the NOM is appropriate, it will be distributed to MBT shareholders for approval of the transaction. The MBT Directors support the transaction.

Please refer to the announcement released on 12 July 2019 which gives further details on the proposed acquisition of PMG by MBT.

An indicative capital structure at Completion, post consolidation and assuming $4.6m to $6.0m raise at indicative price of $0.035 per share is presented below.

Details	$4.6m raise	$6.0m raise
Existing Mission NewEnergy shares on issue	40,870,275	40,870,275
Consideration shares issued to PMG	102,948,444	102,948,444
Advisor & Broker Shares issued to Lead manager upon completion	4,600,000	6,000,000
Capital raise to comply with ASX listing rules	131,428,571	171,428,571
PMG Raise Shares	47,051,556	47,051,556
Total Mission NewEnergy shares (undiluted)	326,898,846	368,298,846

Options
Advisor options	2,000,000	2,000,000
Unlisted options	50,224,114	50,224,114
Performance Rights	141,368,600	141,368,600
Fully diluted capital structure	520,491,560	561,891,560

PMG update

PMG is pleased to announce the appointment of Melvin Yeo as the new independent non-executive Chairman of PMG. Mr Yeo is an entrepreneur, experienced company director & corporate lawyer, with more than 20 years’ experience in the start-up space, an ASX20 company and a top-tier Australian law firm. Mr Yeo will take the role as Chairman of MBT post conclusion of the RTO.

PMG thanks the outgoing Chairman, Mr Simon Andrew for his role in assisting the company to advance to where it is today.

Suspension from trading on ASX

In accordance with ASX’s policy for entities undertaking reverse take-over transactions, the Company’s securities will remain suspended from trading on ASX until the Company has complied with Chapters 1 & 2 of the Listing Rules in accordance with listing rule 11.1.3. Mission remains in compliance with Listing Rule 3.1

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Announcement Ends -

Company Contact:

Mission NewEnergy Ltd: Guy Burnett Phone: +61 8 6313 3975 Email: guy@missionnewenergy.com	Pilbara Metals Group: Rob Mandanici Phone: +61 419 015 884 Email: rob@pilbarametalsgroup.com